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Exhibit 99.1

Attributed Financial Information for Tracking Stock Groups
Our Liberty Starz common stock is intended to reflect the separate performance of our Starz Group which primarily includes our wholly-owned subsidiary Starz, LLC. Our Liberty Capital common stock is intended to reflect the separate performance of our Capital Group which is comprised of all of our assets and businesses not attributed to the Starz Group.
The following tables present our assets and liabilities as of September 30, 2011 and our revenue, expenses and cash flows as of and for the three and nine months ended September 30, 2011 and 2010. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Starz Group and the Capital Group, respectively. The financial information should be read in conjunction with our unaudited condensed consolidated financial statements for the nine months ended September 30, 2011 included in this Quarterly Report on Form 10-Q.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Starz Group and the Capital Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty Starz common stock and Liberty Capital common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Starz common stock and Liberty Capital common stock does not affect the rights of our creditors or creditors of our subsidiaries.

SUMMARY ATTRIBUTED FINANCIAL DATA
Starz Group

	September 30, 2011	December 31, 2010
	amounts in millions
Summary balance sheet data:
Current assets	$1,871	1,746
Total assets	$2,635	2,539
Long-term debt, including current portion	$41	68
Attributed net assets	$2,397	2,246

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	amounts in millions
Summary operations data:
Revenue	$389	319	1,184	937
Operating expenses	(226)	(192)	(655)	(529)
Selling, general and administrative expenses(1)	(62)	(43)	(194)	(127)
Depreciation and amortization	(4)	(7)	(14)	(16)
Operating income (loss)	97	77	321	265
Other income (expense), net	(7)	1	(9)	1
Income tax (expense) benefit	(30)	(30)	(132)	(100)
Net earnings (loss)	60	48	180	166
Less net earnings (loss) attributable to noncontrolling interests	(1)	—	—	—
Net earnings (loss) attributable to Liberty stockholders	$61	48	180	166
______________________________________

(1)
Includes stock-based compensation of $3 million and $5 million for the three months ended September 30, 2011 and 2010, respectively, and $12 million and $14 million for the nine months ended September 30, 2011 and 2010, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA
Capital Group

	September 30, 2011	December 31, 2010
	amounts in millions
Summary balance sheet data:
Current assets	$1,931	1,721
Investments in available-for-sale securities and other cost investments	$2,781	4,483
Total assets	$6,378	8,189
Long-term debt, including current portion	$750	2,033
Attributed net assets	$2,687	2,780

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	amounts in millions
Summary operations data:
Revenue	$151	251	867	617
Operating expenses	(97)	(157)	(393)	(458)
Selling, general and administrative expenses(1)	(29)	(77)	(96)	(258)
Legal settlement	—	—	7	—
Depreciation and amortization	(11)	(20)	(42)	(57)
Operating income (loss)	14	(3)	343	(156)
Interest expense	(3)	(12)	(10)	(45)
Share of earnings (losses) of affiliates, net (note 3)	53	(59)	3	(70)
Realized and unrealized gains (losses) on financial instruments, net	(252)	70	(77)	125
Other income, net	13	27	62	95
Income tax (expense) benefit	72	3	(124)	14
Net earnings (loss)	(103)	26	197	(37)
Less net earnings (loss) attributable to noncontrolling interests	—	—	(1)	(3)
Net earnings (loss) attributable to Liberty stockholders	$(103)	26	198	(34)
______________________________________

(1)
Includes stock-based compensation of $0 million and $8 million for the three months ended September 30, 2011 and 2010, respectively, and $12 million and $22 million for the nine months ended September 30, 2011 and 2010, respectively.

BALANCE SHEET INFORMATION
September 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Inter-group eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,059	878	—	1,937
Trade and other receivables, net	252	47	—	299
Program rights	476	—	—	476
Short term marketable securities	—	275	—	275
Restricted cash	33	662	—	695
Receivable from Liberty Interactive	—	44	—	44
Other current assets	51	25	(35)	41
Total current assets	1,871	1,931	(35)	3,767
Investments in available-for-sale securities and other cost investments (note 2)	1	2,781	—	2,782
Investments in affiliates, accounted for using the equity method (note 3)	—	507	—	507
Property and equipment, net	98	121	—	219
Intangible assets not subject to amortization	132	343	—	475
Intangible assets subject to amortization, net	16	123	—	139
Program rights	325	—	—	325
Deferred costs	—	243	—	243
Deferred tax assets	—	301	(63)	238
Other assets, at cost, net of accumulated amortization	192	28	—	220
Total assets	$2,635	6,378	(98)	8,915
Liabilities and Equity
Current liabilities:
Intergroup Payable (Receivable)	$(187)	187	—	—
Accounts payable	7	6	—	13
Accrued liabilities	222	50	—	272
Financial instruments	5	1,080	—	1,085
Current portion of debt (note 4)	4	750	—	754
Current deferred tax liabilities	—	777	(35)	742
Deferred revenue	44	30	—	74
Other current liabilities	37	35	—	72
Total current liabilities	132	2,915	(35)	3,012
Long-term debt (note 4)	37	—	—	37
Deferred income tax liabilities	63	—	(63)	—
Deferred revenue	2	529	—	531
Other liabilities	9	248	—	257
Total liabilities	243	3,692	(98)	3,837
Equity/Attributed net assets	2,397	2,687	—	5,084
Noncontrolling interests in equity of subsidiaries	(5)	(1)	—	(6)
Total liabilities and equity	$2,635	6,378	(98)	8,915

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended September 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Communications and programming services	$389	151	540
Operating costs and expenses:
Operating	226	97	323
Selling, general and administrative, including stock-based compensation (note 5)	62	29	91
Depreciation and amortization	4	11	15
	292	137	429
Operating income	97	14	111
Other income (expense):
Interest expense	—	(3)	(3)
Share of earnings (losses) of affiliates, net (note 3)	—	53	53
Realized and unrealized gains (losses) on financial instruments, net	(5)	(252)	(257)
Gains (losses) on dispositions, net	(1)	2	1
Other, net	(1)	11	10
	(7)	(189)	(196)
Earnings (loss) before income taxes	90	(175)	(85)
Income tax (expense) benefit	(30)	72	42
Net earnings (loss)	60	(103)	(43)
Less net earnings (losses) attributable to noncontrolling interests	(1)	—	(1)
Net earnings (loss) attributable to Liberty stockholders	$61	(103)	(42)
Net earnings (loss)	$60	(103)	(43)
Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (losses) arising during the period	—	(1)	(1)
Recognition of previously unrealized (gains) losses on available-for-sale securities, net	7	(9)	(2)
Other	(3)	2	(1)
Other comprehensive earnings (loss)	4	(8)	(4)
Comprehensive earnings (loss)	64	(111)	(47)
Less comprehensive earnings (loss) attributable to the noncontrolling interests	(1)	—	(1)
Comprehensive earnings (loss) attributable to Liberty stockholders	$65	(111)	(46)

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended September 30, 2010
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Communications and programming services	$319	251	570
Operating costs and expenses:
Operating	192	157	349
Selling, general and administrative, including stock-based compensation (note 5)	43	77	120
Depreciation and amortization	7	20	27
	242	254	496
Operating income (loss)	77	(3)	74
Other income (expense):
Interest expense	—	(12)	(12)
Share of earnings (losses) of affiliates, net (note 3)	—	(59)	(59)
Realized and unrealized gains (losses) on financial instruments, net	—	70	70
Gains (losses) on dispositions, net	(2)	—	(2)
Other, net	3	27	30
	1	26	27
Earnings (loss) before income taxes	78	23	101
Income tax (expense) benefit	(30)	3	(27)
Net earnings (loss)	48	26	74
Less net earnings (loss) attributable to the noncontrolling interests	—	—	—
Net earnings (loss) attributable to Liberty stockholders	$48	26	74
Net earnings (loss)	$48	26	74
Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (losses) arising during the period	—	3	3
Recognition of previously unrealized gains (losses) on available-for-sale securities, net	—	—	—
Other comprehensive earnings (loss)	—	3	3
Comprehensive earnings (loss)	48	29	77
Less comprehensive earnings (loss) attributable to the noncontrolling interests	—	—	—
Comprehensive earnings (loss) attributable to Liberty stockholders	$48	29	77

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION
Nine months ended September 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Communications and programming services	$1,184	867	2,051
Operating costs and expenses:
Operating	655	393	1,048
Selling, general and administrative including stock-based compensation (notes 1 and 5)	194	96	290
Legal Settlement	—	(7)	(7)
Depreciation and amortization	14	42	56
	863	524	1,387
Operating income	321	343	664
Other income (expense):
Interest expense	(3)	(10)	(13)
Share of earnings (losses) of affiliates, net	—	3	3
Realized and unrealized gains (losses) on financial instruments, net	(4)	(77)	(81)
Gains (losses) on dispositions, net	(3)	2	(1)
Other, net	1	60	61
	(9)	(22)	(31)
Earnings (loss) before income taxes	312	321	633
Income tax (expense) benefit	(132)	(124)	(256)
Net earnings (loss)	180	197	377
Less net earnings (loss) attributable to the noncontrolling interests	—	(1)	(1)
Net earnings (loss) attributable to Liberty stockholders	$180	198	378
Net earnings (loss)	$180	197	377
Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (loss) arising during the period	—	(28)	(28)
Other	(2)	8	6
Other comprehensive earnings (loss)	(2)	(20)	(22)
Comprehensive earnings (loss)	178	177	355
Less comprehensive earnings (loss) attributable to the noncontrolling interests	—	(1)	(1)
Comprehensive earnings (loss) attributable to Liberty stockholders	$178	178	356

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION
Nine months ended September 30, 2010
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Communications and programming services	$937	617	1,554
Operating costs and expenses:
Operating	529	458	987
Selling, general and administrative including stock-based compensation (notes 1 and 5)	127	258	385
Depreciation and amortization	16	57	73
	672	773	1,445
Operating income (loss)	265	(156)	109
Other income (expense):
Interest expense	(1)	(45)	(46)
Interest income from Liberty Interactive	2	1	3
Share of earnings (losses) of affiliates, net	—	(70)	(70)
Realized and unrealized gains (losses) on financial instruments, net	(1)	125	124
Gains (losses) on dispositions, net	(2)	24	22
Other, net	3	70	73
	1	105	106
Earnings (loss) before income taxes	266	(51)	215
Income tax (expense) benefit	(100)	14	(86)
Net earnings (loss)	166	(37)	129
Less net earnings (loss) attributable to the noncontrolling interests	—	(3)	(3)
Net earnings (loss) attributable to Liberty stockholders	$166	(34)	132
Net earnings (loss)	$166	(37)	129
Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (loss) arising during the period	—	(28)	(28)
Recognition of previously unrealized gains (losses) on available-for-sale securities, net	—	(13)	(13)
Reattribution of other comprehensive earnings (loss) between tracking stocks	—	30	30
Other comprehensive earnings (loss)	—	(11)	(11)
Comprehensive earnings (loss)	166	(48)	118
Less comprehensive earnings (loss) attributable to the noncontrolling interests	—	(3)	(3)
Comprehensive earnings (loss) attributable to Liberty stockholders	$166	(45)	121

STATEMENT OF CASH FLOWS INFORMATION
Nine months ended September 30, 2011
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$180	197	377
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	14	42	56
Amortization of program rights	523	—	523
Cash payments for program rights	(599)	—	(599)
Stock-based compensation	12	12	24
Cash payments for stock based compensation	(7)	(3)	(10)
Noncash interest expense (income)	2	(2)	—
Share of (earnings) losses of affiliates, net	—	(3)	(3)
Realized and unrealized (gains) losses on financial instruments, net	4	77	81
(Gains) losses on disposition of assets, net	3	(2)	1
Intergroup tax allocation	89	(89)	—
Intergroup tax payments	(31)	31	—
Change in tax accounts from Liberty Interactive, net	—	53	53
Deferred income tax expense	41	84	125
Other noncash charges (credits), net	76	(363)	(287)
Changes in operating assets and liabilities
Current and other assets	(159)	(41)	(200)
Payables and other current liabilities	68	107	175
Net cash provided (used) by operating activities	216	100	316
Cash flows from investing activities:
Cash proceeds from dispositions	—	17	17
Investments in and loans to cost and equity investees	—	(297)	(297)
Repayment of loan by cost and equity investees	—	189	189
Capital expended for property and equipment	(4)	(5)	(9)
Net sales of short term investments	242	60	302
Net increase in restricted cash	(5)	(134)	(139)
Reattribution of cash to Liberty Interactive	—	(264)	(264)
Other investing activities, net	(2)	(2)	(4)
Net cash provided (used) by investing activities	231	(436)	(205)
Cash flows from financing activities:
Borrowings of debt	1	—	1
Repayments of debt	(58)	—	(58)
Repurchases of Liberty common stock	—	(213)	(213)
Intergroup borrowings (payments)	(209)	209	—
Other financing activities, net	—	6	6
Net cash provided (used) by financing activities	(266)	2	(264)
Net increase (decrease) in cash and cash equivalents	181	(334)	(153)
Cash and cash equivalents at beginning of period	878	1,212	2,090
Cash and cash equivalents at end period	$1,059	878	1,937

STATEMENT OF CASH FLOWS INFORMATION
Nine months ended September 30, 2010
(unaudited)

	Attributed (note 1)
	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$166	(37)	129
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	16	57	73
Amortization of program rights	551	—	551
Cash payments for program rights	(507)	—	(507)
Stock-based compensation	14	22	36
Cash payments for stock based compensation	(34)	(3)	(37)
Noncash interest expense	—	1	1
Share of (earnings) losses of affiliates, net	—	70	70
Realized and unrealized (gains) losses on financial instruments, net	1	(125)	(124)
(Gains) losses on disposition of assets, net	2	(24)	(22)
Intergroup tax allocation	89	(89)	—
Intergroup tax payments	23	(23)	—
Change in tax accounts from Liberty Interactive, net	—	153	153
Deferred income tax expense (benefit)	10	39	49
Other noncash charges, net	19	121	140
Changes in operating assets and liabilities
Current and other assets	(114)	(52)	(166)
Payables and other current liabilities	(38)	112	74
Net cash provided (used) by operating activities	198	222	420
Cash flows from investing activities:
Cash proceeds from dispositions	30	29	59
Proceeds (payments) related to settlement of financial instruments	—	750	750
Investments in and loans to cost and equity investees	—	(288)	(288)
Repayment of loan by Liberty	158	158	316
Repayment of loan by equity investee	—	101	101
Capital expended for property and equipment	(2)	(8)	(10)
Net purchases of short term investments	(149)	(278)	(427)
Net (increase) decrease in restricted cash	(20)	(13)	(33)
Reattribution of cash	36	(843)	(807)
Other investing activities, net	—	(7)	(7)
Net cash provided (used) by investing activities	53	(399)	(346)
Cash flows from financing activities:
Borrowings of debt	—	97	97
Repayments of debt	(3)	(1,015)	(1,018)
Repurchases of Liberty common stock	(40)	(587)	(627)
Other financing activities, net	13	106	119
Net cash provided (used) by financing activities	(30)	(1,399)	(1,429)
Net increase (decrease) in cash and cash equivalents	221	(1,576)	(1,355)
Cash and cash equivalents at beginning of period	794	3,157	3,951
Cash and cash equivalents at end period	$1,015	1,581	2,596

Notes to Attributed Financial Information
(unaudited)

(1)
The Starz Group consists primarily of our subsidiary Starz, LLC and approximately $1,059 million of cash, including subsidiary cash. Accordingly, the accompanying attributed financial information for the Starz Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of that consolidated subsidiary.

The Starz Group focuses primarily on video programming. Accordingly, we expect that businesses we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Starz Group.
The Capital Group consists of all of our businesses not attributed to the Starz Group, including our consolidated subsidiaries Atlanta National League Baseball Club, Inc. and TruePosition, Inc. and certain cost and equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our debt obligations (and related interest expense) that has not been attributed to the Starz Group. See note 4 below for the debt obligations attributed to the Capital Group. In addition, we have allocated certain corporate general and administrative expenses among the Starz Group and the Capital Group as described in note 5 below.
Any businesses that we may acquire in the future that are not attributed to the Starz Group will be attributed to the Capital Group.
On February 25, 2010, Liberty Interactive Corporation ("Liberty Interactive" formerly known as Liberty Media Corporation) announced that its board of directors had resolved to effect the following changes in attribution between its Capital Group and its Interactive Group, effective immediately (the "February Reattribution"):

•	the change in attribution from the Liberty Interactive Group to the Liberty Capital Group of Liberty's 14.6% ownership interest in Live Nation Entertainment, Inc.;

•	the change in attribution from the Liberty Capital Group to the Liberty Interactive Group of the following debt securities:

◦	$469 million in principal amount of 4% Exchangeable Senior Debentures due 2029 (the "2029 Exchangeables");

◦	$460 million in principal amount of 3.75% Exchangeable Senior Debentures due 2030 (the "2030 Exchangeables"); and

◦
$492 million in principal amount of 3.5% Exchangeable Senior Debentures due 2031 (the "2031 Exchangeables", and together with the 2029 Exchangeables and the 2030 Exchangeables, the "Exchangeable Notes");

•
the change in attribution from the Liberty Capital Group to the Liberty Interactive Group of approximately $830 million in net taxable income to be recognized ratably in tax years 2014 through 2018 as a result of the cancellation in April 2009 of $400 million in principal amount of 2029 Exchangeables and $350 million in principal amount of 2030 Exchangeables; and

•	the change in attribution from the Liberty Capital Group to the Liberty Interactive Group of $807 million in cash.

The February Reattribution has been reflected prospectively. This change in attribution had no effect on the balance sheet and results of operations attributed to the Starz Group.
On September 16, 2010, Liberty Interactive's board of directors approved a change in attribution of Liberty Interactive's interest in Starz Media, LLC along with $15 million in cash from the Liberty Capital Group to the Liberty Starz Group, effective September 30, 2010 (the "Starz Media Reattribution"). As a result of the Starz Media Reattribution, an intergroup payable of approximately $54.9 million owed by the Liberty Capital Group to the Liberty Starz Group has been extinguished, and its Starz Group has become attributed with approximately $53.7 million in bank debt, interest rate swaps and any shutdown costs associated with the winding down of the Overture Films business. Notwithstanding the Starz Media Reattribution, the board determined that certain tax benefits relating to the operation of the Starz Media, LLC business by the Liberty Capital Group that may be realized from any future sale or other disposition of that business by the Liberty Starz Group will be attributed to the Liberty Capital Group.

Notes to Attributed Financial Information
(unaudited)

The Starz Media Reattribution has been reflected prospectively.
On February 9, 2011, Liberty Interactive's Board of Directors approved the change in attribution of (i) approximately $1.138 billion principal amount of Liberty Media LLC's 3.125% Exchangeable Senior Debentures due 2023 (the "TWX Exchangeable Notes"), (ii) 21,785,130 shares of Time Warner Inc. common stock, 5,468,254 shares of Time Warner Cable Inc. common stock and 1,980,425 shares of AOL, Inc. common stock, which collectively represent the basket of securities into which the TWX Exchangeable Notes are exchangeable (the "Basket Securities") and (iii) $263.8 million in cash from the Liberty Capital Group to the Liberty Interactive Group, effective immediately (the "TWX Reattribution"). The TWX Reattribution had no effect on the assets and liabilities attributed to the Liberty Starz Group, nor did it effect any change to the obligor of the TWX Exchangeable Notes, which remains Liberty Interactive LLC.
During the third quarter of 2011, the Starz group made an intergroup loan to the Capital group in the amount of $209 million to fund various investments (primarily the Barnes & Noble investment). This intergroup loan accrues interest quarterly at a fixed rate of 0.50% and is due February 19, 2012.
While we believe the allocation methodology described above is reasonable and fair to each group, we may elect to change the allocation methodology in the future. In the event we elect to transfer assets or businesses from one group to the other, such transfer would be made on a fair value basis and would be accounted for as a short-term loan unless our board of directors determines to account for it as a long-term loan or through an inter-group interest.

(2)	Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	September 30, 2011	December 31, 2010
	amounts in millions
Capital Group
Time Warner Inc.(1)(2)	$373	1,101
Time Warner Cable Inc.(1)(2)	196	567
Sprint Nextel Corporation ("Sprint")(1)	140	301
Motorola Solutions(1)(3)	311	471
Motorola Mobility(1)(3)	245	—
Viacom, Inc.	294	301
Live Nation(4)	24	389
Century Link, Inc.(1)	122	248
Barnes & Noble, Inc. (5)	206	—
Priceline(1)	234	208
Other AFS equity securities(1)(2)	35	100
SIRIUS XM debt securities	377	384
Other AFS debt securities	216	404
Other cost investments and related receivables	8	9
Total attributed to the Capital Group	2,781	4,483
Starz Group
Other	1	67
Total attributed to the Starz Group	1	67
Consolidated Liberty	$2,782	4,550
_______________________________________

(1)	Includes shares pledged as collateral for share borrowing arrangements. See note 8 in the accompanying condensed consolidated financial statements.

(2)	As discussed in note 2, certain of these securities were reattributed from the Capital Group to the Interactive Group in the first quarter of 2011.

(3)
Effective January 4, 2011 Motorola, Inc. separated Motorola Mobility Holdings, Inc. in a 1 for 8 stock distribution. Motorola Inc. simultaneously completed a 1 for 7 reverse stock split and was renamed

Notes to Attributed Financial Information
(unaudited)

Motorola Solutions, Inc.

(4)
In June 2011 the Company acquired an additional 5.5 million shares of Live Nation for $58 million. The additional ownership requires the Company to account for the investment as an equity method affiliate. For additional discussion see footnote 7. Liberty continues to hold debt securities in Live Nation which are included in available-for-sale securities.

(5)
In August 2011, Liberty acquired 204,000 shares of preferred stock of Barnes & Noble, Inc. which is convertible into an approximate 17% common equity interest for $204 million. The preferred stock accrues dividends at a rate of 7.75% per annum. Liberty has elected to account for its investment in Barnes & Noble at fair value. Accordingly, changes in fair value of Barnes & Noble, Inc. preferred stock are reported in realized and unrealized gains (losses) on financial instruments in the accompanying condensed consolidated statements of operations.

(3)	The following table presents information regarding certain equity method investments:

				Share of earnings (losses)
				Three months ended September 30,		Nine months ended September 30,
	September 30, 2011
	Percentage ownership	Carrying value	Market value
				2011	2010	2011	2010
	dollar amounts in millions
Capital Group
Sirius(a)	40%	$3,906	$32	$42	$(51)	34	(51)
Live Nation(b)	21%	$314	$376	$1	$—	(44)	—
_______________________________________

(a)	As of September 30, 2011, the Sirius Preferred Stock had a market value of $3,906 million based on the value of the common stock into which it is convertible.

(b)
During June 2011, Liberty acquired an additional 5.5 million shares of Live Nation which increased our ownership percentage above 20% of the outstanding voting shares. Due to the presumption that an entity with an ownership percentage greater then 20% has significant influence and no other factors would rebut that presumption, the Company is accounting for the investment as an equity method affiliate. The Company has elected to record its share of earnings (loss) for Live Nation on a three-month lag due to timeliness considerations. Increases in ownership which result in a change to the equity method of accounting generally require retroactive recognition of an investment's share of earnings (loss) in prior periods. Due to the relative insignificance of our share of losses for Live Nation in previous periods, both quantitatively and qualitatively, the Company has recorded such amounts in the current year. Approximately $12 million of the losses recorded for the nine months ended September 30, 2011 relate to the prior year.

(4)	Debt attributed to the Starz Group and the Capital Group is comprised of the following:

	September 30, 2011
	Outstanding principal	Carrying value
	amounts in millions
Capital Group
Liberty bank facility	$750	750
Total attributed Capital Group debt	750	750
Starz Group
Subsidiary debt	41	41
Total attributed Starz Group debt	41	41
Total debt	$791	791

Notes to Attributed Financial Information
(unaudited)

(5)
Cash and stock-based compensation expense for our corporate employees has been allocated among the Starz Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Historically these items had been allocated to the Liberty Interactive Group based on the same methodology and, pursuant to the Services Agreement entered into between Liberty and Liberty Interactive in connection with the Split-Off, will continue to be allocated on a similar basis.

Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Capital Group to Liberty Interactive and the Starz Group, including stock-based compensation, are as follows:

	Nine months ended September 30,
	2011	2010
	amounts in millions
Liberty Interactive Corporation	$40	37
Starz Group	$14	14
While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)
We have accounted for income taxes for the Starz Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

(7)
The Liberty Starz common stock and the Liberty Capital common stock have voting and conversion rights under our charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group, if issued, will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of only the holders of common stock related to our Starz Group or our Capital Group.

At the option of the holder, each share of Series B common stock will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to our other group.

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